UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Corner Growth Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2425N105

(CUSIP Number)

Xinying Wu

Ringwood Field, LLC

418 Broadway, #5608

Albany, NY 12207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Ringwood Field, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,895,000 shares
	8.	SHARED VOTING POWER 4,104,999
	9.	SOLE DISPOSITIVE POWER 5,895,000 shares
	10.	SHARED DISPOSITIVE POWER 4,104,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,999,999 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on 10,297,942 ordinary shares issued and outstanding as of August 14, 2024, comprised of 10,122,942 Class A ordinary shares, par value $0.0001, and 175,000 Class B ordinary shares, par value $0.0001, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 14, 2024. The Class B ordinary shares can be converted into Class A ordinary shares at the option of the holder and will be converted automatically upon completion of an initial business combination of the Issuer.

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1.	NAMES OF REPORTING PERSONS Brookside Field, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,895,000 shares
	8.	SHARED VOTING POWER 4,104,999
	9.	SOLE DISPOSITIVE POWER 5,895,000 shares
	10.	SHARED DISPOSITIVE POWER 4,104,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,999,999 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on 10,297,942 ordinary shares issued and outstanding as of August 14, 2024, comprised of 10,122,942 Class A ordinary shares, par value $0.0001, and 175,000 Class B ordinary shares, par value $0.0001, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 14, 2024. The Class B ordinary shares can be converted into Class A ordinary shares at the option of the holder and will be converted automatically upon completion of an initial business combination of the Issuer.

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1.	NAMES OF REPORTING PERSONS Xinying Wu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,895,000 shares
	8.	SHARED VOTING POWER 4,104,999
	9.	SOLE DISPOSITIVE POWER 5,895,000 shares
	10.	SHARED DISPOSITIVE POWER 4,104,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,999,999 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 10,297,942 ordinary shares issued and outstanding as of August 14, 2024, comprised of 10,122,942 Class A ordinary shares, par value $0.0001, and 175,000 Class B ordinary shares, par value $0.0001, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 14, 2024. The Class B ordinary shares can be converted into Class A ordinary shares at the option of the holder and will be converted automatically upon completion of an initial business combination of the Issuer.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Ringwood Field, LLC (“Ringwood”), Brookside Field, LLC (“Brookside”) and Xinying Wu (collectively with Ringwood and Brookside, the “Reporting Persons”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Corner Growth Acquisition Corp. (the “Issuer”).

Item 1. Security and Issuer

Security:	Class A ordinary shares

Issuer:	Corner Growth Acquisition Corp.
418 Broadway, #6183 Albany, NY 12207

Item 2. Identity and Background

(a) The reporting persons are Ringwood, Brookside and Mr. Wu.

(b) Each Reporting Person’s business address is 418 Broadway, #5608, Albany, NY 12207.

(c) Ringwood is a private investment firm. Brookside is a private investment firm and 100% owner of Ringwood. Mr. Wu is the Manager of Brookside.

(d) None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Ringwood and Brookside is a Delaware limited liability company. Mr. Wu is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Ringwood in the purchase reported by this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On August 15, 2024 (the “Execution Date”), CGA Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Alexandre Balkanski (“Balkanski”), John Mulkey (“Mulkey”) and Jason Park (“Park” and together with Balkanski and Mulkey, the “Class B Holders”), entered into and contemporaneously closed the transactions contemplated by a purchase agreement (the “Purchase Agreement”), by and among the Issuer, the Sponsor, the Class B Holders and Ringwood, pursuant to which, among other things: (a) the Sponsor transferred an aggregate of 5,895,000 of the Issuer’s Class A ordinary shares (the “Transferred Shares”) to Ringwood; (b) Ringwood executed a joinder agreement  to become a party to that certain letter agreement, dated December 16, 2020, and that certain Registration and Shareholder Rights Agreement, dated December 16, 2020, each originally entered into in connection with the Issuer’s initial public offering (“IPO”), by and among the Issuer, the Issuer’s individual officers and directors, and the Sponsor; (c) the Sponsor and the Class B Holders granted Ringwood irrevocable powers of attorney and proxies to vote or dispose of the Class A ordinary shares and Class B ordinary shares (which Class B ordinary shares are convertible at the option of the holders to Class A ordinary shares) held by such parties following consummation of the transactions contemplated by the Purchase Agreement (the “Transactions”); (d) the Sponsor agreed to return all 7,600,000 warrants of the Issuer held by it that were purchased in connection with the IPO to the Issuer for cancellation; and (e) certain creditors agreed to cancel or reduce certain amounts owed by the Company to them and to assign the liability for any remaining amounts owed to them by the Company to the Sponsor.  In addition, the Issuer, the Sponsor, the Purchaser and Cantor Fitzgerald & Co. (“Cantor”), as underwriter from the IPO entered into an agreement whereby Cantor agreed to accept a certain number of shares of the Issuer following any business combination in lieu of the cash deferred commissions owed to it from the IPO.

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On the Execution Date, in connection with the execution of the Purchase Agreement, all of the officers of the Issuer, and all of the directors of the Issuer except Marvin Tien, resigned effective immediately.

On the Execution Date, in connection with the execution of the Purchase Agreement and resignation of the above-referenced officers and directors,  Hao Tian was appointed as Chief Executive Officer and Chief Financial Officer of the Issuer, and as a director on the board of directors of the Issuer

The Issuer has agreed to prepare and file with the Securities and Exchange Commission, and thereafter mail, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s shareholders of the above-referenced transactions and change in the majority of the board as soon as practicable. Pursuant to the Purchase Agreement, Ringwood is entitled to appoint additional directors to the Issuer’s board to be effective ten days after mailing of the Information Statement to all holders of record of the Issuer’s ordinary shares.

The above description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, respectively, on the basis of a total of 10,297,942 ordinary shares of the Issuer outstanding as of August 14, 2024, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	9,999,999	97.1%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	5,895,000	57.2%
ii.	Shared power to vote or to direct the vote:	4,104,999	39.8%
iii.	Sole power to dispose or to direct the disposition of:	5,895,000	57.2%
iv.	Shared power to dispose or to direct the disposition of:	4,104,999	39.8%

(c) Each of the Reporting Persons is the beneficial owner of an aggregate of 9,999,999 of the Issuer’s Class A ordinary shares, or approximately 97.1% of the Issuer’s outstanding Class A ordinary shares, consisting of the 5,895,000 Transferred Shares directly owned by Ringwood as described throughout this Schedule 13D and an aggregate of 4,104,999 Class A ordinary shares and Class B ordinary shares (which such Class B ordinary shares are convertible into Class A ordinary shares at the option of the holders) that are subject to powers of attorney as described in Item 4 above. Brookside is the 100% owner and managing member of Ringwood, and, as such, may be deemed to beneficially own such shares. Likewise, as Manager of Brookside, Mr. Wu may be deemed to beneficially own shares directly owned and otherwise controlled by Ringwood.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, other than the Transactions, none of the Reporting Persons has effected any transactions in the Issuer’s ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Joint Filing Agreement, dated as of August 15, 2024, by and between Ringwood Field, LLC, Brookside Field, LLC and Xinying Wu.

Exhibit 10.2

Share Purchase Agreement, dated as of August 15, 2024 by and between Corner Growth Acquisition Corp., CGA Sponsor, LLC, Ringwood Field, LLC, Alexandre Balkanski, John Mulkey and Jason Park (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on August 20, 2024).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024	RINGWOOD FIELD, LLC

	By:	/s/ Xinying Wu
Name: Xinying Wu Title: Manager of Brookside Field, LLC (sole and managing member of Ringwood Field, LLC)

BROOKSIDE FIELD, LLC

	By:	/s/ Xinying Wu
Name: Xinying Wu Title: Manager

/s/ Xinying Wu
Xinying Wu

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